June 12, 2015
VIA EDGAR
Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Neustar, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 13, 2015
File No. 001-32548

Dear Mr. Spirgel:
In connection with your review of the NeuStar, Inc. (the “Company” or “we”) Form 10-K for the fiscal year ended December 31, 2014, filed on February 13, 2015, we respectfully submit the following responses to the comments in your letter dated June 1, 2015. Your comments are set forth below, followed by our responses.
Form 10-K for the fiscal year ended December 31, 2014
Definitive Proxy Statement Incorporated by Reference into Part III
Compensation Discussion and Analysis, page 17
Comment

1.
We note that you used total revenues, EBITDA, net income and non-NPAC revenue, each adjusted for predefined measures, as performance targets under your incentive plans. Please retitle these measures so that it is clear that they are adjusted, non-GAAP measures.

Response
We will retitle our performance measures (e.g., total revenue, EBITDA, net income and non-NPAC revenue) in our future filings so that it is clear that these performance measures are “adjusted” and represent non-GAAP measures.
The table below is an example of our draft disclosure for our long-term incentive awards, which we will include in our 2016 Proxy Statement. The use of the descriptive terms “adjusted” and “non-GAAP” to describe such performance measures, as provided in the following example, will be added to disclosures throughout our filing as relevant.

Non-GAAP Performance Measure	Target	Performance	Percentage Weighting	Payout Percentage	Funding
(in thousands, except percentages)
Adjusted Total Revenue	$[ ]	$[ ]	[ ]%	[ ]%	[ ]%
Adjusted Non-NPAC Revenue	$[ ]	$[ ]	[ ]%	[ ]%	[ ]%
Adjusted Net Income	$[ ]	$[ ]	[ ]%	[ ]%	[ ]%
2015 PVRSU Funding					[ ]%

Form 10-Q for the period ended March 31, 2015
Item 2.    Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
Overview, page 23
Comment

2.
We note your disclosure that on April 7, 2015, you amended your seven regional contracts with North American Portability Management, LLC, or NAPM, to continue to provide LNPA services for a period of fifteen months ending on September 30, 2016. Please discuss the potential impact on your results of operations of the terms of the amendment, including that the annual fee is fixed at 2015 levels due to the rescission of the annual price escalator of 6.5% as of the end of 2015.

Response
Under the April 7, 2015 amendment to our seven regional contracts with NAPM, we will provide LNPA services for an annual fixed fee of $496.1 million through at least September 30, 2016. This amendment fixes the annual fee and rescinds the 6.5% annual price escalator which was applied on January 1 of every year in accordance with the prior contract terms. In addition, the amendment provides for a notice of non-renewal from NAPM to be received by the Company no earlier than April 1, 2016 and requires NAPM to provide a 180-day advance notice of its intention to terminate the contract.
This amended annual fixed fee of $496.1 million is the same as the 2015 annualized fee under the prior contract terms and, as a result, the amendment will not impact our 2015 results of operations. With respect to the first nine months of 2016, the rescission of the 6.5% annual price escalator will not have a material impact on our results of operations because the $496.1 million fixed fee is 94% of what the fixed fee would been under the prior contract terms. We intend to manage our overall business as we do today until we receive a notice of non-renewal followed by a 180-day advance termination notice. We believe the 180-day notice period gives us the time to align our consolidated cost structure with our remaining revenue after the NPAC contract terminates.
Our future filings will include a discussion of the April 7, 2015 amendment and the potential impact on our results of operations as a result of the amendment. The paragraphs below are a draft example of the disclosure which we plan to include in future filings; this disclosure may change based on the facts and circumstances at the time of the filings.
On April 7, 2015, we amended our seven regional contracts with NAPM. Under this amendment, we will provide Local Number Portability Administrator, or LNPA, services for an annual fixed fee of $496.1 million through at least September 30, 2016.  After September 30, 2016, the contracts will automatically renew for additional one-year terms unless NAPM provides a notice of non-renewal at least 90 days prior to the end of the then-current term.  Once a notice of non-renewal is provided, NAPM must also provide us with at least 180-days advance notice of its intention to terminate the contracts. Further, in addition to LNPA services, we will provide certain transition services on a cost-plus basis. We cannot be certain whether LNPA services or transition services will be extended beyond September 30, 2016.
Prior to this amendment, we provided LNPA services under a fixed fee contract with a 6.5% annual price escalator. This contract was due to expire on June 30, 2015. The 2015 LNPA service fixed fee under the prior contract terms represents the impact of a 6.5% annual escalator on the 2014 LNPA service fixed fee of $465.8 million, resulting in a fixed fee of $248.1 million for the first half of 2015, or $496.1 million on an annualized basis. Under the April 7, 2015 amendment, the LNPA service fixed fee remains at the same annualized rate of $496.1 million for the duration of the amended term of the contracts which is at least through September 30, 2016. As a result, we do not expect the amendment to have an impact on our revenue growth rate through December 31, 2015. In 2016, our consolidated revenue and margin may not grow at the same rate as they have historically due to the rescission of the 6.5% annual price escalator. Once this arrangement terminates, our growth and profitability will be dependent upon the success of our remaining services.
Comment

3.
In your discussion of your results of operations, you disclose the amount by which the increase in total revenues was attributable to different services. Please provide further context to your disclosure regarding the numerical increase in revenues from each service by, for example, discussing the amount or percentage of total revenues attributable to each service.

Response
In our future filings, when there are significant matters impacting revenue, we will disclose the amount by which the increase in total revenue was attributable to our various services by either the use of a numerical increase or a discussion of the amount or percentage of total revenue attributable to each such service.
The paragraph below is an example, using a portion of our disclosure on page 23 included in our Form 10-Q for the period ended March 31, 2015, Overview, of how we will provide further context regarding changes in revenue on a prospective basis.
Revenue increased 9% to $251.4 million as compared to $229.9 million in 2014. This increase in revenue was driven by a 32% increase in Security Services revenue to $39.6 million as compared to $30.1 million, a 13% increase in Marketing Services revenue to $37.2 million as compared to $32.9 million, and a 6% increase in NPAC Services revenue to $126.4 million as compared to $118.8 million. Of note, the 32% increase in Security Services revenue included a 17% contribution from .CO Internet, which we acquired in April 2014. Data Services revenue totaled $48.2 million, which was comparable to the first quarter of 2014.
Comment

4.
In light of the significance and the distinct nature of the NPAC Services, please explain to us how you determined in your 2013 organizational realignment that your one reporting unit was your operating segment and not one level below. In doing so, please tell us whether managers below the CODM regularly review operating results at a level below the operating segment level and, if so, why that lower level would not constitute the reporting unit level. Refer to ASC 350-20-35-33 through 35-38.

Response
Following the change in our leadership in late 2010, we conducted an extensive strategic review during 2011. As a result of this strategic review, senior leadership established the goal of transitioning from a database management company to an information services company. To pursue this ambition, we developed a strategic plan to utilize our unique datasets to sell analytics and commercial insights to our clients. We also engaged a tier-one consulting firm to help us build the framework for this new strategy.
In May 2011, the senior leadership team presented to the Board of Directors a new strategy that built upon our existing services and expanded the business into information services and analytics. In November 2011, we acquired Targus Information Corporation, a company that provided information and analytics services for more than 17 years. With this acquisition, we created a new operating segment, Information Services, to complement our then existing operating segments (Carrier Services and Enterprise Services).
Through early 2013, our revenue, earnings-per-share and adjusted net income growth was strong and consistent with internal budgets and external expectations. However, market penetration and growth in information services was taking longer than desired. Our siloed nature and go-to-market approach of our then-current three business units inhibited our opportunities for growth. For example, we had multiple sales teams selling to a single client which suppressed efforts to up sell and cross sell our services. In order to, among other things, take advantage of sales opportunities, improve client service and increase operational efficiency, we determined that a company-wide reorganization was necessary. In addition, this new structure would provide opportunities for individuals to have larger roles within the organization, for example, leadership of the complete sales function, which in turn would help attract and retain key personnel to improve sales and increase operating efficiencies.
During the first part of 2013, executive management worked closely with a consulting firm to design the new organizational structure and develop a framework for execution. Cross-functional management teams worked closely, along with the consulting firm, to refine this framework. In August 2013, the CEO announced the reorganization in a company-wide communication. This reorganization, effective October 1, 2013, required the commitment of employees across the organization as employees were shifted from three distinct business units into a single functional structure under which they were assigned to functional areas, including Sales, Products, Technology, Marketing, Human Resources, Finance and Legal; and sales teams were aligned by industry verticals rather than by service type within the sales function.
Effective October 1, 2013, financial reporting systems were structured to capture and report expense by functional area. This required us to create new departments and new financial reporting trees in order to aggregate financial data under the new functional structure for the CODM to make resource allocations and assess financial performance. Historical departments were closed as of September 30, 2013.
This company-wide reorganization combined our three business units into a single business unit.

In determining our operating segments, we evaluated our new organizational structure against the management approach, as discussed in ASC 280-10-05-3. This analysis is based on the way that management organizes the business components within the enterprise for purposes of making operating decisions and assessing performance. An operating segment is a component of a public entity that has all of the following characteristics, as defined under ASC 280-10:

50-1(a) -	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

50-1(b) -	Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

50-1(c) -	Its discrete financial information is available.
In assessing the characteristics of an operating segment as applied to our organization, we considered the following, organized by ASC 280-10:

50-1(a) -
Effective October 1, 2013, we were (and continue to be) organized and managed as a single business unit, aligned by the functional areas of Sales, Products, Technology, Marketing, Human Resources, Finance and Legal. Operationally, we manage an infrastructure that consists of integrated platforms and databases that underlie all of our services. We have a common operations and technology architecture that supports the development, maintenance and delivery of our services. From a go-to-market perspective, we have a sales organization that is aligned by industry vertical. For example, one team is responsible for selling Marketing Services, Security Services, Data Services and NPAC Services into the Communication Services Provider industry vertical. Our financial systems are organized to report revenue by type of service and expense by function.

50-1(b) -
Our CEO, who is our CODM, reviews consolidated financial results, revenue by service type and functional departmental expense to make decisions about the allocation of resources and to assess Company performance as a whole.

The Company’s finance department captures and reports information at the consolidated entity level. These reports, Monthly Operating Reports (MORs), are reviewed regularly by our CODM and the CODM's direct reports (the senior leadership team). These MORs provide a consolidated view of the business and include financial reports, financial forecasts, and relevant key performance indicators in addition to results and strategic plans of the functional areas. The MORs do not contain discrete financial information at any level below the consolidated company level. We do not track or regularly report on discrete profitability measures by service or by industry vertical.
Monthly meetings between our CODM and the senior leadership team are held to review the business. MORs are used to facilitate discussions in these monthly meetings and to measure progress against the strategic goals on a company-wide basis. The senior leadership team reviews the same MORs as the CODM. Operating results (i.e. profitability) at a level below the consolidated company level are not available and therefore are not reviewed by either the CODM or the senior leadership team. Our accounting systems are structured to provide functional expense reporting only and costs are not mapped to individual services or groups of services.

50-1(c) -
Discrete financial information is information that could be used to derive a profitability measure or is a profitability measure used to establish performance goals or against which performance is assessed. Discrete financial information is only available at the consolidated level. We track and report our revenue by service. Revenue by service is a performance measure regularly reviewed and assessed by both management and our external investors. We have organized our services into four groups: Marketing Services, Security Services, Data Services and NPAC Services to help our clients, shareholders and potential investors understand the nature of our business and the services we offer. We utilize this structure to evaluate our revenue growth and market penetration by service type. In accordance with ASC 280-10-50-40, revenue by service type is included in our enterprise-wide disclosures within our segment footnote. However, information about revenue alone is not discrete financial information. Although we track and report our revenue by service type, we track and report our expenses on a consolidated basis which aligns with the common infrastructure that supports the delivery of our services.

Although we have organized our services to help provide a better understanding of our business, discrete financial information such as direct expense, allocated expense or profitability is not tracked or reported for any individual service or group of services. For example, while a significant amount of revenue in our NPAC

Services is attributable to our seven regional contracts with NAPM, we do not identify, track or report separately the assets, liabilities or expense associated with NPAC Services or the individual contracts pursuant to which we earn this revenue. We assess the performance of our business based upon revenue growth and evaluate market opportunity in making resource decisions. We manage our expense only on a company-wide basis, organized by the functions outlined above.
Furthermore, our performance-based compensation is determined by the achievement of metrics based on our consolidated results. These metrics include the non-GAAP measures adjusted total revenue, adjusted earnings before interest and taxes, adjusted non-NPAC revenue and adjusted net income. Our performance-based compensation is not based on any financial metrics that measure operating performance at a level lower than consolidated results. Specifically, we do not set, measure or compensate employees for discrete financial performance goals, such as a service profit margin.
We determined that our reporting unit was the same as our operating segment based upon the guidance in ASC 350-20-35-34. ASC 350-20-35-34 defines a reporting unit as a component of an operating segment that constitutes a business or a nonprofit activity for which discrete financial information is available and the operating results of which are regularly reviewed by segment management, as that term is defined in ASC 280-10-50-7. As described above, our CEO, who is our CODM, receives and reviews revenue by service type and consolidated company expense by functional area. Our CODM does not receive or review discrete financial information at a level lower than our consolidated results. The senior leadership team that reports directly to our CODM receives and reviews the same information as the CODM. We track and report our revenue by service while we track and report our expense on a consolidated basis which aligns with the common infrastructure that supports the delivery of our services. Revenue alone is not discrete financial information. In summary, we have concluded we have one single reporting unit due to the facts that (1) each of our functional areas alone does not constitute a business, and (2) discrete financial information is not available at a level lower than our consolidated results.
Comment

5.
In light of FCC’s March 26, 2015 ruling, please tell us whether you performed an interim goodwill impairment test as a result of a triggering event described in ASC 350-20-35-3C. If an interim impairment test was performed, please tell us the triggering event that caused the evaluation, the results of the impairment test, and the percentage that fair value exceeded carrying value for your reporting unit(s). If no interim impairment test was completed, please confirm that there were no triggering events described in ASC 350-20-35-3C and explain in detail why each factor did not trigger an interim impairment test. Please be specific when explaining your consideration of the factor in ASC 350-20-35-3C(e).

Response
On a quarterly basis, management reviews relevant events and circumstances that may impact the fair value of our single reporting unit. In particular, management considers the examples as included in ASC 350-20-35-3C. We completed this quarterly assessment for the three months ended March 31, 2015 and did not identify new events or circumstances that were not previously considered in our October 1, 2014 annual goodwill impairment assessment. This assessment specifically considered the effect of the FCC's March 26, 2015 Order and the April 7, 2015 amendment to our seven regional contracts to provide LNPA services.
In connection with our October 1, 2014 annual goodwill impairment assessment, we compared our enterprise fair value to our reporting unit carrying value. Such enterprise fair value of $2.2 billion exceeded our carrying value by more than 50% and we determined that a Step 2 analysis was not required to be performed. This enterprise value is calculated as our market capitalization plus outstanding debt, each as of October 1, 2014. In addition, our market capitalization of $1.4 billion exceeded our equity carrying value of $552.2 million. This market capitalization is the product of total shares outstanding as of September 30, 2014 and our closing stock price as of October 1, 2014. At the time we completed our October 1, 2014 annual goodwill impairment assessment, it was not certain that we would continue to provide LNPA services after the then-current contracts expired on June 30, 2015. Due to this uncertainty and the significance of the LNPA revenue to our consolidated business, we completed a fair value assessment using the income approach.
We considered the impact of the potential outcome of the LNPA selection process in our application of the income approach. In our cash flow forecast, we assumed that we would provide LNPA services only through June 30, 2016 at the pricing terms in effect under the then-current contracts. We believed this assumption was reasonable because we were actively participating in the LNPA selection process and the outcome was then unknown. In the event a different provider was selected, we believed it was reasonable to assume we would continue to provide LNPA services during a 12-month transition period beginning on the expiration date of the then-current contracts. For our October 1, 2014 annual impairment assessment, the estimated fair value as determined under the income approach exceeded our reporting unit carrying value by more than 25%. This additional analysis supported our conclusion that a Step 2 analysis was not required to be performed.

As part of our standard quarter-end process, we evaluate whether there are any events or circumstances that would trigger an interim goodwill impairment test. For our quarter ended March 31, 2015, we considered whether the FCC's decision announced on March 26, 2015 coupled with the April 7, 2015 amendment to our seven regional contracts would constitute a triggering event, and decided that they would not. We noted that neither of these events adversely impacted our assumptions utilized in the 2014 annual goodwill impairment assessment, as described above.
Specifically, in our assessment completed for the first quarter of 2015, we considered the following factors, organized by each of the examples set forth in ASC 350-20:
35-3C(a) - We did not experience a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets that would have had a more-likely-than-not unfavorable impact on our reporting unit's estimated fair value.
35-3C(b) - Our services and the markets that we serve have remained consistent. We did not identify a change in the competitive environment or a material change in our peers. The FCC's March 26, 2015 Order was considered in our analysis as a regulatory development event and is discussed below in 35-3C(e).
35-3C(c) - We did not experience a material increase in costs for raw materials, labor, or other costs that could have had a negative effect on our earnings and cash flow forecasts.
35-3C(d) - We did not experience negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods. Please refer to 35-3C(e) for a discussion related to the FCC's March 26, 2015 Order and the April 7, 2015 amendment to our seven regional contracts to provide LNPA services.
35-3C(e) - We did not experience entity-specific events such as changes in key management positions or strategy; we did not contemplate bankruptcy; and we did not have material changes in pending or threatened litigation. In addition, we did not experience material changes in or significant loss of customers or contracts not already contemplated in our October 1, 2014 annual goodwill impairment assessment. We specifically took into consideration the FCC's March 26, 2015 Order and the April 7, 2015 amendment, and determined that these events, on either an individual or a combined basis, would not have an adverse effect on the assumptions we utilized in, or the result of, our October 1, 2014 annual goodwill impairment assessment, as discussed above.
35-3C(f) - We did not experience any events affecting our reporting unit such as a change in the composition or carrying amount of our net assets or a significant sale or disposal of all, or a portion, of the reporting unit. We were not required to complete testing for recoverability of a significant asset group within our reporting unit nor did we recognize a goodwill impairment loss in the financial statements of a subsidiary that is a component of our reporting unit.
35-3C(g) - We evaluated the fluctuation in our share price since our 2014 annual goodwill impairment assessment and observed an increase of $23.6 million in our market capitalization as of March 31, 2015 as compared to October 1, 2014. In addition, as of March 31, 2015, our market capitalization of approximately $1.4 billion exceeded our equity carrying value of approximately $637.4 million. We also observed that we did not experience a significant change in our market capitalization following the FCC's March 26, 2015 Order that indicated the fair value of our reporting unit was more likely than not less than our carrying value. Our market capitalization as of December 31, 2014 was approximately $1.5 billion compared to $1.4 billion as of March 31, 2015. Furthermore, following the announcement of the April 7, 2015 amendment, we observed that our market capitalization ranged between approximately $1.5 billion and $1.6 billion during the time period from April 8, 2015 to April 10, 2015. We determined this market capitalization range using the shares outstanding as of March 31, 2015 and the closing stock price for the trading days between April 8, 2015 and April 10, 2015.
As a result, among the other factors we considered as outlined above, we concluded that there were no triggering events during the quarter ended March 31, 2015 that indicated the fair value of our single reporting unit was more likely than not less than our carrying value. Consequently, an interim goodwill impairment test was not performed.
In accordance with your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the foregoing is responsive to your comments. We understand that you will be reviewing our responses and may have additional comments. Please feel free to contact the undersigned at (571) 434-5548 or Len Kennedy, Senior Vice President, General Counsel and Secretary, at (571) 434-3505 with any questions you may have concerning our response. Thank you for your assistance.
Sincerely,

/s/ Paul S. Lalljie
Paul S. Lalljie Senior Vice President and Chief Financial Officer

cc:	Lisa A. Hook, President and Chief Executive Officer, Neustar, Inc.
Leonard J. Kennedy, Senior Vice President and General Counsel, Neustar, Inc.
Steven I. Glover, Gibson, Dunn & Crutcher LLP